Exhibit 99.1

Hollysys Announces Shareholder Meeting to Vote on Acquisition by Ascendent Capital Partners

— Board recommends shareholders to vote “FOR” merger agreement for acquisition by Ascendent at $26.50/share

BEIJING, Jan. 5, 2024 /PRNewswire/ — Hollysys Automation Technologies Ltd. (NASDAQ: HOLI) (“Hollysys” or the “Company”) today announced that it will hold an extraordinary general meeting (the “EGM”) of shareholders on Thursday, February 8, 2024 at 10:00 a.m. Hong Kong time, to consider and vote on, among other things, the proposal to authorize and approve the previously announced merger agreement (the “Merger Agreement”) pursuant to which a buyer controlled by Ascendent Capital Partners (“Ascendent”), an international private investment firm headquartered in Hong Kong, will acquire all outstanding shares of Hollysys that it does not currently own for US$26.50 per share in cash.

In a letter sent to shareholders with the proxy statement for the EGM, the board of directors of the Company (the “Board”) emphasized that, upon the unanimous recommendation of a special committee of the Board composed entirely of independent directors (the “Special Committee”), the Board has unanimously determined that the Merger Agreement, and the transactions contemplated thereby are in the best interests of the Company and its shareholders, and recommends that shareholders vote FOR all proposals to authorize and approve the Merger Agreement and the transactions contemplated thereby.

Merger Agreement Results from Extensive Process to Maximize Shareholder Value

The Merger Agreement is the result of a formal sale process and a review of strategic options to maximize shareholder value conducted by the Special Committee that was formed on September 29, 2023.

Over the course of several months, the Special Committee conducted an extensive and competitive process and received several competing proposals to acquire the Company. It considered various factors in its review of the proposals, including the amount of per share consideration, composition and credibility of financing package, deal certainty, progress in the negotiation of definitive transaction documents, and the financial and legal terms proposed by bidders.

On December 11, 2023, the Company announced an agreement to be acquired by Ascendent for US$26.50 per share. This price represented a premium of 42% to the unaffected price of US$18.66 as of August 23, 2023, and a premium of 52% over the volume-weighted average price of the Hollysys shares during the 30 trading days through August 23, 2023.

During a “go-shop” period provided for in the Merger Agreement, the Company solicited and encouraged other acquisition proposals. The Special Committee determined that none of the proposals received constituted or would reasonably be expected to result in a superior proposal to the merger under the Merger Agreement.

Details regarding the sale process run by the Special Committee can be found in the proxy statement.

Proxy Materials and Shareholder Letters to be Mailed

The EGM will be held on Thursday, February 8, 2024 at 10:00 a.m. Hong Kong time at the offices of Davis Polk & Wardwell located at 10th Floor, The Hong Kong Club Building, 3A Chater Road, Hong Kong. Registered holders of ordinary shares of the Company at the close of business in the British Virgin Islands on December 28, 2023 or their proxy holders are entitled to vote at this EGM or any adjournment thereof.

The Merger Agreement and other proposals pursuant to the Merger Agreement must be authorized and approved by the affirmative vote of a majority of the votes cast at the EGM.

In addition, the Company has received a revocation in respect of the requests previously submitted by certain shareholders to convene a special meeting, and accordingly, the shareholding threshold required for the requisition shareholders to request the convention of a special meeting in accordance with the Company’s Memorandum and Articles of Association is no longer satisfied. As such, the Company will not convene such special meeting.

Additional information regarding the EGM and the Merger Agreement can be found in the proxy statement furnished to the U.S. Securities and Exchange Commission (the “SEC”), which can be obtained, along with other filings containing information about the Company, the proposed merger and related matters, without charge, from the SEC’s website (http://www.sec.gov). In addition, the Company’s proxy materials, including the proxy statement, will be mailed to the shareholders of the Company. Requests for additional copies of the proxy statement should be directed to Morrow Sodali LLC, the proxy solicitor, at (800) 662-5200 (toll-free in US) or +1 (203) 658-9400 or email at HOLI@info.morrowsodali.com.

SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE PROPOSED MERGER AND RELATED MATTERS.

The Company and certain of its directors and executive officers may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from the shareholders with respect to the proposed merger. Information regarding the persons who may be considered “participants” in the solicitation of proxies is set forth in the proxy statement. Further information regarding persons who may be deemed participants, including any direct or indirect interests they may have, is also set forth in the proxy statement.

This announcement is for information purposes only and does not constitute an offer to purchase, or the solicitation of an offer to sell, any securities or a solicitation of any proxy, vote or approval with respect to the proposed transaction or otherwise, nor shall it be a substitute for any proxy statement or other filings that have been or will be made with the SEC.

About Hollysys Automation Technologies Ltd.

Hollysys is a leading automation control system solutions provider in China, with overseas operations in eight other countries and regions throughout Asia. Leveraging its proprietary technology and deep industry know-how, Hollysys empowers its customers with enhanced operational safety, reliability, efficiency, and intelligence which are critical to their businesses. Hollysys derives its revenues mainly from providing integrated solutions for industrial automation and rail transportation. In industrial automation, Hollysys delivers the full spectrum of automation hardware, software, and services spanning field devices, control systems, enterprise manufacturing management and cloud-based applications. In rail transportation, Hollysys provides advanced signaling control and SCADA (Supervisory Control and Data Acquisition) systems for high-speed rail and urban rail (including subways). Founded in 1993, with technical expertise and innovation, Hollysys has grown from a research team specializing in automation control in the power industry into a group providing integrated automation control system solutions for customers in diverse industry verticals. As of June 30, 2023, Hollysys had cumulatively carried out more than 45,000 projects for approximately 23,000 customers in various sectors including power, petrochemical, high-speed rail, and urban rail, in which Hollysys has established leading market positions.

Safe Harbor Statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact included herein are “forward-looking statements,” including statements regarding the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company; growth in financial and operational performance of the Company; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident,” or similar expressions involve known and unknown risks and uncertainties. Such forward-looking statements, based upon the current beliefs and expectations of Hollysys’ management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Contact Information

Company Contact:

Hollysys Automation Technologies Ltd.

www.hollysys.com

+8610-5898-1386

investors@hollysys.com

Media Contacts (Hong Kong and New York):

Brunswick Group

hollysys@brunswickgroup.com

Daniel Del Re (New York)

ddelre@brunswickgroup.com

+852 9255 5136

Emily Wong (Hong Kong)

ewong@brunswickgroup.com

+852 6627 8297